United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (voluntary submission)

Pursuant to Rule 14a-103

Name of the Registrant: Walgreens Boots Alliance, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, MA 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing diversified shareholder value and company Financial Returns

We urge shareholders to vote “AGAINST” Stefano
Pessina, Executive Chairman (Item 1h)

The Shareholder Commons urges you to vote “AGAINST” Executive Chairman Stefano Pessina (Item 1h on the proxy), due to the failure of Walgreens Boots Alliance (“Walgreens” or the “Company”) to pay a living wage, thereby exposing its diversified shareholders’ portfolios to economic harm that arises from low wages and income inequality.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies such as Walgreens from externalizing costs when doing so threatens the value of diversified portfolios.

Closing the living wage gap worldwide could generate as much as an additional $4.56 trillion every year through increased productivity and spending,1 which equates to a more than 4 percent increase in annual GDP. Inadequate pay can thus materially reduce the intrinsic value of the global economy, which in turn harms investment portfolios, as we explain further in Section B. Walgreens fails to pay a living wage, contrary to its own diversified shareholders’ interests. A vote against Executive Chairman Stefano Pessina is thus warranted.

A.	Walgreens’ decisions on employee compensation do not account for economic impact

1.	Walgreens fails to pay all its employees a living wage, which may exacerbate income inequality that creates a drag on diversified portfolios

Walgreens’ starting wages for its lowest paid workers fall well below a living wage. The living wage model reflects “the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”2 The living wage is abstemious, making no allowances for savings, consumption of even modest prepared foods, or home purchases, among other things. As the MIT Living Wage Calculator explains:

The living wage is the minimum income standard that, if met, draws a very fine line between the financial independence of the working poor and the need to seek out public assistance or suffer consistent and severe housing and food insecurity. In light of this fact, the living wage is perhaps better defined as a minimum subsistence wage for persons living in the United States.3

Meanwhile, the minimum wage is the lowest legal pay rate companies can offer their employees. Many people believe this is the same as a living wage, but that is not the case. Indeed, in some regions, the chasm between the two is substantial. The U.S. federal minimum wage stood at $7.25 per hour in 2024, whereas the current average living wage in the United States is around $23 per hour for a family of four with both adults working.4 While some states have higher minimums, the highest—Washington, DC’s $17 per hour—still falls well short of a living wage.

Walgreens says its current lowest hourly wage for its U.S. employees is $15 an hour, highlighting the fact that this is a significant improvement on the federal minimum wage.5 That wage still falls well short of a living wage, however. Walgreens does not disclose its lowest wage for its international operations.

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1 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

2 https://livingwage.mit.edu/pages/about (Living wage is a “market-based approach that draws upon geographically specific expenditure data related to a family’s likely minimum food, childcare, health insurance, housing, transportation, and other basic necessities (e.g. clothing, personal care items, etc.) costs. The living wage draws on these cost elements and the rough effects of income and payroll taxes to determine the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”)

3 Ibid.

4 Emma Burleigh, “Americans Are Struggling to Scrape by—More than 40% of Full-Time Workers Aren’t Making a Living Wage,” Fortune, August 26, 2024, https://fortune.com/2024/08/26/many-us-workers-dont-make-living-wage-women-people-of-color/.

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/1618921/000130817923001069/wba4243631-def14a.htm

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Walgreens’ U.S. stores are located in widely varied areas with different costs of living. Noting that, we provide in the following table the 2023 living wage for selected Walgreens locations:6

Store Location	Living wage: 1 adult, 0 children	Living wage: 2 working adults, 2 children
Greenwood, MS	$17.51/hour	$19.30/hour
Hogansville, GA	$19.24/hour	$22.50/hour
Deerfield, IL	$25.54/hour	$30.51/hour
New York, NY	$28.04/hour	$34.26/hour
San Francisco, CA	$29.87/hour	$39.62/hour

In other words, Walgreens’ starting pay fails to meet the basic needs of even single, childless employees. Walgreens’ base pay is far less than necessary to sustain a family of four with both adults working full time, even in locations with the lowest cost of living.

A reasonable explanation for Walgreens’ decision not to pay a living wage, especially considering management’s recent efforts to improve wage structures, is that the Company approach to compensation does not recognize economy-wide risk mitigation and instead focuses on the risks to its own business.

B.	Poverty wages and income inequality threaten the returns of Walgreens’ diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.7 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.8 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”9 Similar principles govern other investment fiduciaries.10

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “virtually all investors have permanent exposure to systematic market risk, which will still determine 75-95% of their return.”11

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6 See MIT’s Living Wage Calculator at https://livingwage.mit.edu/

7 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

8 Id.

9 29 USC Section 404(a)(1)(C).

10 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

11 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing That Matters (Routledge, 2021).

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As shown in the next section, the social and environmental impacts of individual companies such as Walgreens can have a significant effect on beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.12 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.13

But the social and environmental costs created by companies pursuing profits can burden the economy.14 For example, recent research revealed rising income inequality’s drag on GDP. The increase in income inequality between 1979 and 2018 reduced growth in aggregate demand by about 1.5 percent of GDP. Relative to the 1979 baseline, rising income inequality lowered aggregate demand growth by more than 4 percent annually in the United States.15

Additional research reveals that income inequality and attendant racial and gender disparity harm the entire economy. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4 percent.16 The Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.17 Moreover, a recent report from Citigroup found that had four key racial gaps for Black Americans—wages, education, housing, and investment—been closed in 2000, $16 trillion could have been added to the U.S. economy. Closing those gaps in 2020 could have added $5 trillion to the U.S. economy over the ensuing five years.18 The same study explains steps that corporations could take to reduce the gap. This drag on GDP directly reduces the return on a diversified portfolio over the long term.

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12 Principles for Responsible Investment & UNEP Finance Initiative, Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

13 See, e.g., https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm (total market capitalization to GDP “is probably the best single measure of where valuations stand at any given moment”).

14 The Shareholder Commons, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” November, 2023, https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

15 Josh Bivens and Asha Banerjee, “Inequality’s Drag on Aggregate Demand -  The Macroeconomic and Fiscal Effects of Rising Income Shares of the Rich” (Economic Policy Institute, 2022), https://www.epi.org/publication/inequalitys-drag-on-aggregate-demand/#:~:text=By%20redistributing%20income%20from%20lower,about%201.5%25%20of%20GDP%20annually.

16 Josh Bivens, “Inequality Is Slowing U.S. Economic Growth: Faster Wage Growth for Low- and Middle-Wage Workers Is the Solution” (Economic Policy Institute, December 12, 2017), https://www.epi.org/publication/secular-stagnation/.

17 Federal Reserve Bank of San Francisco et al., “The Economic Gains from Equity,” Federal Reserve Bank of San Francisco, Working Paper Series, April 7, 2021, 1.000-30.000, https://doi.org/10.24148/wp2021-11.

18 Dana Peterson and Catherine Mann, “Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S.” (Citi, September 2020), https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf%2BsKbjJjBJSaTOSdw2DF4xynPwFB8a2jV1FaA3Idy7vY59bOtN2lxVQM=.

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Conversely, closing the living wage gap worldwide could generate an additional $4.56 trillion every year through increased productivity and spending,19 which equates to a more than 4 percent increase in annual GDP.

The reduction in economic productivity caused by income inequality and racial disparity directly reduces returns on diversified portfolios,20 and creates serious social costs that further threaten financial markets. For example, excessive inequality can erode social cohesion and heighten political polarization, leading to social instability.21

Excessive inequality is also a social determinant of health that is linked to more chronic health conditions developed earlier in life, thereby increasing health costs and decreasing the value of human capital.22 A recent study found that “a sustained history of low-wage earning in midlife was associated with significantly earlier and excess mortality, especially for workers whose low-wage earning was experienced in the context of employment instability.”23 Early and excess mortality, in turn, has its own economic costs. Researchers calculated a potential economic output loss of up to 2.6 percent of GDP by 2030 in low-income countries and 0.9 percent in upper-middle-income countries from early and excess mortality.24

A U.S. Government Accountability Office report25 revealed how taxpayers foot the bill when corporations underpay their workers. Millions of full-time workers rely on federal health care and food assistance programs just to get by, and the wholesale and retail trade is in the top five industries with the highest concentration of working adults enrolled in Medicaid and SNAP.26 This, of course, is a form of corporate welfare, in that taxpayers—and, by extension, shareholders—are subsidizing employers who pay low wages.

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19 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

20 Ibid n.15.

21 International Monetary Fund, IMF Fiscal Monitor: Tackling Inequality (October 2017), available at https://www.imf.org/en/publications/fm/issues/2017/10/05/fiscal-monitor-october-2017.

22 Anne Matusewicz and Henry Mason, “Facing Hard Truths: The Material Risk of Rising Inequality,” Pensions & Investments, September 16, 2020, https://www.pionline.com/sponsored-content/facing-hard-truths-material-risk-rising-inequality.

23 Katrina L. Kezios et al., “History of Low Hourly Wage and All-Cause Mortality Among Middle-Aged Workers,” JAMA 329, no. 7 (February 21, 2023): 561, https://doi.org/10.1001/jama.2023.0367.

24 Blake C. Alkire et al., “The Economic Consequences Of Mortality Amenable To High-Quality Health Care In Low- And Middle-Income Countries,” Health Affairs 37, no. 6 (June 2018): 988–96, https://doi.org/10.1377/hlthaff.2017.1233.

25 United States Government Accountability Office, Federal Social Safety Net Programs: Millions of Full-Time Workers Rely on Federal Health Care and Food Assistance Programs (October 2020), available at https://www.gao.gov/assets/gao-21-45.pdf.

26 Ibid.

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For a full survey of the empirical evidence for the economic damage arising from poverty wages and income inequality, see The Shareholder Commons, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” November, 2023, https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to inequality, the profits earned for their shareholders may be inconsequential in comparison to the added costs the economy bears.

Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.27 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.28 This cost was more than 50 percent of the profits those companies reported.

As shown below in Figure 1, Walgreens’ choices that contribute to a financially insecure labor force threaten its diversified shareholders’ financial returns, even if those decisions might benefit Walgreens financially.

Figure 1

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27 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics 10 (2011) (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

28 Andrew Howard, SustainEx: Examining the social value of corporate activities, (Schroders 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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4.	Walgreens could mitigate the costs it externalizes by paying a living wage

A living wage, while no panacea, would at least provide the minimum income necessary for Walgreens’ workers to meet their most basic needs.

As an essay in The New York Times observed:

“[W]hile it is a common refrain that a living wage would force employers to hire fewer workers and thus destroy jobs, there are persuasive empirical and philosophical responses to this objection. The stagnation of real wages for American workers does not reflect their low productivity so much as the increasing concentration of wealth within companies. In 1965, the average top chief executive made 21 times as much as a typical worker in America. In 2020, the ratio was 351 to 1.”29

At Walgreens, that pay gap is worse. As noted in the Company proxy statement, our CEO makes 410 times our median compensated employee.

Moreover, Mr. Wentworth and Walgreens’ other decision-makers—who are heavily compensated in equity—do not share the same broad market risks as Walgreens’ diversified shareholders. Companies that fail to pay a living wage impose negative externalities on the broader economy, and diversified shareholders bear the cost.

Walgreens’ disclosures demonstrate that it simply fails to address the financial insecurity and income inequality inherent in its failure to provide its workforce a living wage. Given the Company’s operational focus on enterprise value and limited allocation of resources toward workforce compensation, shareholders must ask Walgreens to pay a living wage so as to stop externalizing costs onto the broader economy. Investors must make this request because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.30

C.	Walgreens either fails to understand or refuses to acknowledge the point

Walgreens may be making decisions regarding its compensation and workforce practices without regard to the impact its remuneration approach has on economic productivity and, by extension, its diversified shareholders’ portfolios. Walgreens opposed a 2024 shareholder proposal asking it to pay a living wage, making spurious or irrelevant arguments in its opposition statement.31

1.	Walgreens asserts that it pays “competitive” wages, ignoring the subject of a living wage

This attempted abdication reveals Walgreens’ failure to understand and/or acknowledge its role in a systematic risk scenario. We do not dispute that Walgreens has implemented measures to improve employee pay, but this framing completely misses the point. “Competitive” pay means little to employees who still must rely on Medicaid and SNAP benefits just to put food on the table and house and clothe their children. “Competitive” pay confers limited value if the entire industry underpays, as this one does.

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29 Nick Romeo, The M.I.T. Professor Defining What It Means to Live, The New York Times (December 28, 2021), available at https://www.nytimes.com/2021/12/28/opinion/living-wage-calculator.html.

30 Lukomnik and Hawley, Moving Beyond Modern Portfolio Theory.

31 https://www.sec.gov/ix?doc=/Archives/edgar/data/1618921/000130817923001069/wba4243631-def14a.htm

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2.	Walgreens highlights various employee benefits it provides, none of which allows its employees to cover their subsistence costs

Walgreens describes a serious of benefits and training programs it provides its employees. Such benefits are an important and necessary element of total compensation, but they do not fulfill the essential function of a living wage: to allow employees to cover their most basic costs of living.

3.	Walgreens fails to recognize the reference point of greatest importance to diversified investors

It matters little how well or poorly a company performs relative to its industry if the industry as a whole is externalizing costs that damage critical systems that support a thriving economy. Essentially, Walgreens’ contention is that it is failing no worse than its peers. For diversified shareholders who absorb the costs of this failure, it would be better if the Company led a race to the top, creating the momentum necessary to ensure full-time workers across the economy earned a living.

D.	Conclusion

Please vote “AGAINST” Stefano Pessina, Executive Chairman (Item 1h).

By voting “AGAINST” Mr. Pessina, shareholders can urge Walgreens to pay a living wage and thus account directly for its effect on the labor force, upon which a thriving economy depends. Doing so would allow management to support its diversified shareholders’ interests in optimizing their entire portfolios.

The Shareholder Commons urges you to vote “AGAINST” Stefano Pessina, Executive Chairman (Item 1h) on the proxy, over Walgreens’ failure to protect its diversified shareholders’ portfolios by paying a living wage, at the Walgreens Boots Alliance, Inc. Annual Meeting on January 30, 2025.

For questions regarding this exempt solicitation, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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